[McDERMOTT WILL & EMERY LETTERHEAD]

August 24, 2007

VIA EDGAR AND FACSIMILE

Julia E. Griffith

Special Counsel Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549-0303

Re:	Hewitt Associates, Inc.
Schedule TO-I, filed August 8, 2007
File No. 005-78596

Dear Ms. Griffith:

On behalf of Hewitt Associates, Inc. (“Hewitt” or the “Company”), we have filed Amendment No. 1 to the above referenced Schedule TO-I. This letter and Amendment No. 1 respond to your letter dated August 22, 2007 containing the Staff’s comments to the Company’s initial Schedule TO-I filing. For your convenience, each of the Staff’s comments is reprinted in bold below and a copy of Amendment No. 1 to the Schedule TO-I is enclosed herewith.

Offer to Purchase

1.	We note that Hewitt’s common stock has recently traded at a premium to the base price offered in this modified Dutch auction tender offer. Revise the filing to highlight this fact to security holders. Also highlight the risk that security holders who tender into this offer may receive less than they would have received in an open market sale.

The Company has revised the Offer to Purchase on page 5 to add the requested disclosure.

Number of Shares; Proration, page 9

2.	We note your intention to determine the proration factor “as soon as practicable” following the expiration of the offer, and that this determination may take as many as five business days. Please tell us why you believe this comports with the prompt payment requirements of Rule 14e-1(c), or revise.

August 24, 2007

The Company has revised the disclosure on pages 9 and 10 of the Offer to Purchase to indicate that the final proration factor will be announced, and payment for any shares purchased pursuant to the tender offer will be made, promptly after the expiration of the offer as required by Rule 14e-1(c).

Withdrawal Rights, page 17

3.	We note that participating shareholders may tender shares at different prices if they submit separate letters of transmittal. Expand to address whether holders who tendered at different prices or with separate letters of transmittal must submit separate withdrawal forms.

The Company has revised the Offer to Purchase on page 17 to add the requested disclosure.

Conditions of the Tender Offer, page 20

4.	We note the language that any determination by Hewitt concerning the events described in the conditions “will be final and binding upon all parties.” Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge Hewitt’s determinations.

The Company has revised the Offer to Purchase to delete the statement referenced above indicating that a determination by Hewitt will be final and binding.

5.	The language in the last sentence of the first paragraph of this section appears to contemplate the occurrence of the condition and a secondary judgment by Hewitt that it is inadvisable to proceed with the tender offer. The offer further states that a failure to exercise a right will not be deemed a waiver of that right. If Hewitt decides to proceed in the face of a triggered offer condition, we believe this decision constitutes a waiver of that condition. As you know, the waiver of a material offer condition may require an extension of the offer and dissemination of new offer materials to option holders. Please revise.

The Company has added disclosure on page 22 of the Offer to Purchase to the effect that, if Hewitt decides to proceed in the face of a triggered offer condition, Hewitt may be required to extend the offer period and/or disseminate additional offer materials.

6.

We note that the tender offer is conditioned on the determination by the issuer that the consummation of the offer will not cause the stock to be delisted or held of record by fewer than 300 persons. Please tell us what consideration you have given to the applicability of Rule 13e-3 to this transaction, and whether you believe this may be the first step in a going private transaction. In this regard, please tell us

August 24, 2007

whether you have applied Rule 12g-5(1) to your calculation of the number of record holders.

A “going private” transaction under Rule 13e -3 is generally defined as any transaction or series of transactions by an issuer or its affiliates, including a “purchase of any equity security by the issuer of such security or by an affiliate of such issuer,” that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, either of the following effects:

(i) causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to be held of record by less than 300 persons; or

(ii) causing any class of securities of the issuer that is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchanges nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The number of record holders of the Company’s common stock, calculated in accordance with Rule 12g5-1 of the Exchange Act, was 814 as of August 3, 2007. This number is well above the 300 person limitation in Rule 13e-3. In addition, because a significant number of Company shares sought to be purchased in the offer are held by banks and brokers who hold positions for multiple beneficial owners, it is unlikely that the offer would result in many such record positions being terminated altogether as the termination of a record position would only occur if each beneficial owner’s full position underlying the relevant record position were purchased in the offer. We also note that in the context of a partial tender offer such as this one, it is unlikely that tendering shareholders will be able to sell their full position in Company shares as partial tender offers often result in the application of a proration factor applied to the number of shares tendered by each shareholder.

The Company advises the Staff that the tender offer is not the first step in a series of transactions that would result in a going private transaction. The Company commenced the offer because it is a prudent use of financial resources given its strong cash position and expected future cash flows, business profile, assets and the current market price of its common stock. The purpose of the offer was not to cause the number of holders of record of Company shares to be less than 300 and the Company does not believe there is a reasonable likelihood the number of record holders will be reduced to less than 300 persons, nor does the Company believe its common stock will cease to be listed on the New York Stock Exchange following consummation of the offer.

*    *    *

August 24, 2007

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO-I;

•

staff comments or changes to disclosure in response to staff comments in the Schedule TO-I reviewed by the staff do not foreclose the Commission from taking any action with respect to the Schedule TO-I; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (312) 984-7617 with any questions you may have.

Kind regards,

/s/ Eric Orsic

cc: Jeff Everett, Esq. (Hewitt Associates, Inc.)